Pocket Counsel, Inc.

Luc Nguyen, Esq.

1192 Draper Pkwy., #244

Draper, UT 84020

Ph: (801) 349-8274

January 2, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Manufacturing and Construction

Attn: Mr. Edward M. Kelly

100 F Street, NE

Washington, D.C. 20549-4631

Re: Auscrete Corporation, A Wyoming Corporation

Pre-effective Amendment 11 to Registration Statement on Form S-1

Filed: January 2, 2012

File No: 33-166976

Dear Mr. Kelly,

I am writing in response to your letter dated December 15, 2011 in which you provide comments in connection with the above-referenced registration. This letter serves to respond to those specific requests for information or clarification addressed in your letter in relation to the Registration Statement.

General

1. In response to your comment 1, we feel the comment is no longer relevant since material changes have occurred with the business that makes the substance of the comments no longer relevant. Namely, the assets in question in your comment have since been contributed by Mr. Sprovieri to the Company in return for additional founders shares determined arbitrarily. The S-1 has been revised accordingly.

2. The auditor's report has been revised to include a statement of income.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Pocket Counsel, Inc.

/s/ Luc Nguyen

Luc Nguyen, Esq.